October 24, 2024

Michael A. Shriner
Chief Executive Officer
BCB Bancorp, Inc.
104-110 Avenue C
Bayonne, NJ 07002

       Re: BCB Bancorp, Inc.
           Registration Statement on Form S-4
           Filed October 23, 2024
           File No. 333-282784
Dear Michael A. Shriner:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Edward C. Hogan, Esq.